Mitchell S. Nussbaum Vice Chairman; Co-Chair, Capital Markets & Corporate 345 Park Avenue New York, NY 10154	Direct 212.407.4159 Main 212.407.4000 Fax 212.504.3013 mnussbaum@loeb.com

August 30, 2021

Alexandra Barone
Staff Attorney
Division of Corporation Finance
Office of Technology
U. S. Securities and Exchange Commission
100 5th Street, N.E.
Washington, DC 20549

Re:	Bannix Acquisition Corp.
Amendment No. 3 to
Registration Statement on Form S-1
Filed August 19, 2021
File No. 333-253324

Dear Ms. Barone:

On behalf of our client, Bannix Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 27, 2021 regarding Amendment No. 3 to the Company’s Registration Statement on Form S-1 (“Amendment No. 3”). Contemporaneously, we are submitting Amendment No. 4 to the Form S-1 via Edgar (the “Amended S-1”).

The Staff’s comments are repeated below in bold and are followed by the Company’s response which is also reflected in the Amended S-1.

Amendment No. 3 of Registration Statement on Form S-1

Summary

Private Placement Units, page 8

1.	We note your revised disclosure and response to prior comment 2. Please revise further throughout your registration statement to ensure consistency with the amount of the loans and notes from Mr. Yezhuvath currently outstanding that will be cancelled upon the Offering in exchange for private placement units, assuming both with and without over-allotment. In this regard, we note your disclosure on page F-15 that currently $1,105,000 of loans and promissory note due to Mr. Yezhuvath is outstanding, that $75,000 of the outstanding loans will be forfeited if over-allotment is not exercised in full, and that you do not anticipate borrowing the remaining $225,000 until a business combination is announced. Your disclosure revisions should include, but not be limited to, the following:

Alexandra Barone August 30, 2021 Page 2

●	On the cover page you disclose that in the event of over-allotment, 20,000 private placement units will be issued to Yezhuvath for the cancellation of $300,000 in additional loans he has made or agreed to make. Disclose the outstanding amount of additional loans that will be cancelled for which Yezhuvath will receive private placement units in connection with the offering in the event of an over-allotment. Such disclosure should reflect loans outstanding at the time of the offering and not include the $225,000 that you do not anticipate drawing in connection with the offering.

Response: The cover page and elsewhere in the Amended S-1 have been revised to disclose that the additional units would be in consideration for the cancellation of $75,000 in additional loans only in connection with the exercise of the over-allotment option and to clarify that the additional $225,000 would only be advanced at the time of the consummation of the business combination.

●	Revise pages 8 and 14 to disclose the total amount of currently outstanding notes and loans from Mr. Yezhuvath that will be cancelled at the time of the offering assuming there is no over-allotment, clarifying that $75,000 of outstanding loans will be cancelled with no units issued.

Response: The Amended S-1 has been revised in accordance with the staff’s comment.

●	On page 16 you disclose $1.3 million of loans outstanding as of the date of this prospectus. With the increase in Mr. Yezhuvath’s loans, the total borrowings from Yezhuvath and Rao currently outstanding is $1,375,000. Revise this disclosure to reflect the updated total amount of notes and loans that will be cancelled at the time of the offering, and that of this amount $75,000 of Mr. Yezhuvath’s loans will be cancelled with no units issued if no exercise of over-allotment. Additionally, revise to remove disclosure that the sponsor will be “purchasing” the units from cancelled loans. Finally, disclose that you do not anticipate borrowing the remaining $225,000 available under Yezhuvath’s loan agreement until a business combination is announced, clarifying that no additional units will be issued as $225,000 of the loan will be forfeited.

Response: The Amended S-1 has been revised in accordance with the staff’s comment.

●	Revise the gross proceeds from private placement units without over-allotment in the Use of Proceeds disclosure on page 56 to reflect the increase in total borrowings from Yezhuvath and Rao currently outstanding or advise. Similarly, revise your pro forma net tangible book value per share calculations for the Dilution disclosures.

Alexandra Barone August 30, 2021 Page 3

Response: The Amended S-1 has been revised in response to the staff’s comment.

●	Revise footnote (2) to Use of Proceeds and footnote (1) to your pro forma net tangible book value per share calculation on page 60, to disclose the total amount of currently outstanding notes and loans from Mr. Yezhuvath that will be cancelled at the time of the offering, clarifying that $75,000 of such loans will be cancelled with no units issued. Also, revise your parenthetical disclosure in relation to Mr. Yezhuvath that $1,330,000 in loans will be cancelled. Such disclosure should reflect loans outstanding at the time of the offering and not include the $225,000 that you do not anticipate drawing in connection with the offering.

Response: The Amended S-1 has been revised in response to the staff’s comment.

Please contact me or Joan S. Guilfoyle of this firm should you have any additional questions.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Vice Chairman; Co-Chair, Capital Markets & Corporate